

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 7, 2022

Joseph V. Amato
Chief Executive Officer and President
Neuberger Berman ETF Trust
c/o Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, New York 10104-0002

Re: Neuberger Berman ETF Trust (the "Trust")
File Nos. 811-23761; 333-261613

Dear Mr. Amato:

We have reviewed the registration statement on Form N-1A filed December 9, 2021, with the Commission on behalf of the Trust (the "Registration Statement") with respect to an offering of common shares of Neuberger Berman Carbon Transition Infrastructure ETF, Neuberger Berman Disrupters ETF and Neuberger Berman Next Generation Connected Consumer ETF (each a "Fund" and collectively the "Funds"), each a series of the Trust. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Prospectus

Fund Summaries

Comments Applicable to the Funds:

2. As the Funds are new, in the Expense Example for each Fund please complete only the 1- and 3-year period portions of the Example and delete the reference to the 5 and 10 year periods. *See*, Item 3, Instruction 6(b).

3. Each Fund discloses convertible securities as a principal investment strategy. Please confirm supplementally whether the Funds intend to invest in contingent convertible securities ("CoCos") and, if so, the anticipated amount of the investment. If CoCos will be a principal investment strategy of the Funds, please describe them and add appropriate risk disclosure.

4. The Neuberger Berman Carbon Transition Infrastructure ETF and the Neuberger Berman Next Generation Connected Consumer ETF disclose investment in Chinese companies as a principal investment strategy. If the Funds will facilitate these investments through exchange-listed companies that use variable interest entity structures (VIEs), please disclose so. Such disclosure should provide, at a minimum, a brief explanation of what a VIE is and the extent to which a Fund invests in issuers that use them, the material risks associated with such investments, including legality concerns, and the impact on the Fund if the risk occurs. *See*, *e.g.*, Chair Gary Gensler, Statement on Investment Protection Related to Recent Developments in China (July 30, 2021).

5. Each Fund's *Principal Investment Strategies* contains the following disclosure:

    The Portfolio Managers systematically and explicitly include material Environmental, Social and Governance (ESG) risks and opportunities in investment analysis and investment decisions for all securities. The Portfolio Managers conduct ongoing proprietary ESG research, including proactive engagement on ESG issues. The Portfolio Managers assess all securities in relation to their exposure to and the management of material ESG risks.

    This disclosure is provided with no context or explanation of relevance to the Funds and their investment strategies. It is unclear what ESG "risks and opportunities" the Portfolio Managers are including in their analysis when determining what securities to buy to achieve the Fund's objective. In addition, as written, this disclosure is too generic to inform investors about how the Portfolio Managers, in making assessments with respect to material ESG risks, actually measure and analyze companies. Please respond in accordance with the following:

    a. If ESG considerations are a part of a Fund's principal strategy, please revise this disclosure to clarify how these considerations are applied specifically to the Fund and the data and metrics the Portfolio Managers use to evaluate a company's ESG desirability. In addition, please explain what ESG "risks and opportunities" are and how they are considered in the context of the Fund's investment focus.

    b. If ESG evaluation of potential investments is not a principal strategy of the Fund, please delete this disclosure as its inclusion in the Prospectus is potentially misleading. *See* Gen. Instr. C.1.(c) (responses to the Items in Form N-1A should include only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Fund).

6. In *Principal Investment Risks*, each Fund's risks are presented in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund's net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. *See* ADI 2019-08 - *Improving Principal Risks Disclosure*.

7. The Funds each disclose investment in other investment companies as a principal investment strategy. If expenses related to these investments are greater than one basis point, please include a separate line item for acquired fund fees and expenses in the Fund's fee table.

8. In the section *Principal Investment Risks, Recent Market Conditions* for each Fund, the disclosure includes a paragraph entitled "*Climate Change*." The paragraph describes the general business and property risks associated with global climate change, but also states the specific risk of loss from climate change affecting the value of "coastal properties" and "the value of mortgage-backed securities, the bonds of municipalities that depend on tax or other revenues and tourist dollars generated by affected properties, and insurers of the property and/or of corporate, municipal or mortgage-backed securities." None of these investments are principal strategies of the Funds. Please move this disclosure to the SAI or delete.

Neuberger Berman Carbon Transition Infrastructure ETF

   Principal Investment Strategies

9. On page 2, in the first paragraph of this section, the disclosure states:

    Under normal market conditions, the Fund will invest at least 80% of its total assets…in companies…that are relevant to the theme of investing in "Carbon Transition Infrastructure." The Fund considers "Carbon Transition Infrastructure" companies to be those companies which have exposure to infrastructure that will be required to, or will enable other entities to, reduce greenhouse gas emissions.

    Regarding this disclosure, please address the following comments:

    a. The disclosure in *Carbon Transition Infrastructure Risk* on page 3 states "Carbon Transition Infrastructure companies may be more volatile than companies operating *in more established industries* [emphasis added]." As Carbon Transition Infrastructure is an industry and therefore subject to the requirements of rule 35d-1, please remove the phrase "relevant to the theme of investing in" from the Fund's 80% test. Please revise the test to disclose that the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) or of its total assets in Carbon Transition Infrastructure companies.

    b. Please revise the definition of Carbon Transition Infrastructure companies to indicate that these are companies with principal business activities economically tied to infrastructure, not merely "exposed" to infrastructure.

    c. Please disclose the Fund's criteria for determining a company "will be required to, or will enable other entities to, reduce greenhouse gas emissions." In this regard, the following sentence in this paragraph states the Portfolio Managers "seek to invest in companies that they identify as focused on [various low carbon activities]." In the disclosure, please define "focused on" objectively. For example, would focused on be equivalent to at least 50% of a company's revenue or profit? Or equivalent to a company devoting 50% of its assets to reducing greenhouse gas emissions?

    d. Please provide us with a number of examples of companies that would meet your revised 80% policy, along with a brief explanation why.

10. The last sentence of the first paragraph of this section refers to "transition engagement opportunities." The disclosure states these are issuers "along a decarbonization pathway" but for which lower carbon solutions "may currently be a small portion of their business model." It appears these will include issuers with fossil fuel exposure referenced in the second paragraph. Will these issuers be included in the Fund's 80% test? Please clarify in the disclosure.

Regarding the disclosure that the Fund may invest in companies that "are transitioning their business models, products or services along a decarbonization pathway… ," please disclose how the Portfolio Managers determine a company is transitioning and evaluate the company's commitment to transitioning.

11. On page 2, the last sentence of the second paragraph states "The sectors in which Carbon Transition Infrastructure companies are found may change in the future, *and the Fund's focus may change with it* [emphasis added]." Please clarify what "the Fund's focus may change with it" means.

12. On page 2, disclosure in the first sentence of the fifth paragraph states Portfolio Managers "seek to identify companies that demonstrate certain economic characteristics…*related to* the Carbon Transition Infrastructure [emphasis added]." Similar to comment 9.c. above, please define the term "related to" objectively if the Fund considers these characteristics in determining a company meets the requirements of its 80% test.

13. On page 2, in the second sentence, the disclosure indicates that in determining Fund investments, Portfolio Managers will use "a proprietary net zero alignment methodology" that considers "available company disclosed data, third party data, sector-specific considerations" as well as "qualitative analysis." Please clarify what you mean by proprietary net zero alignment methodology and the timeline associated with achieving net zero. In addition, disclose here the types of analyses, data, and research the Portfolio Managers will consider to support investment decisions. Please also address any portfolio construction parameters the Fund anticipates using.

14. On page 2, in the penultimate paragraph of this section, the disclosure describes when the Fund will exit a position. The disclosure refers to the positive realization of a catalyst, the absence of a catalyst and if a catalyst fails to develop. If there are particular catalysts that determine the Fund's investments, disclose them in this section. Please also consider whether "*Catalyst Risk*" as disclosed with respect to the Disrupters ETF is applicable here.

   Principal Investment Risks

15. Please disclose the risks associated with the Fund's portfolio being concentrated in a group of industries.

16. On page 3, the disclosure includes "*Dividend Risk*". As the objective of the Fund is long term capital appreciation, please consider whether this is a principal risk of the Fund.

Neuberger Berman Disrupters ETF

   Principal Investment Strategy

17. On page 2, in the second paragraph, the disclosure describes the Portfolio Managers' fundamental, "bottom-up securities analysis" used to identify those companies "well-positioned to deliver investment outperformance relative to the Fund's benchmark." The disclosure states the Portfolio Managers seek companies with economic characteristics such as proven management track records, market leaders and strong historic valuations and traditional metrics. This analysis seems inconsistent with the speculative nature of disrupters described in the first paragraph. Please reconcile the disclosure. Please also disclose how the Portfolio Managers determine investments in disrupters. Please disclose the types of analyses, data, and/or research the Portfolio Managers will consider to support investment decisions, as well as any portfolio construction parameters the Fund anticipates using.

18. On page 11, in the third paragraph, the disclosure states that the Fund will concentrate "in companies operating in one or more industries within the health care equipment and supplies, semiconductors, software and interactive media and services groups of industries." This statement appears to reserve discretion as to when or whether the Fund will concentrate. We do not believe this level of discretion is appropriate. Please revise to remove this discretion or to clearly indicate when and under what conditions the Fund will be concentrated in the disclosed industries.

   Principal Investment Risks

19. On page 11, the disclosure includes "*Catalyst Risk*" and states "Investing in companies in anticipation of a catalyst carries the risk that the catalyst may not happen as anticipated, or the market may react to the catalyst differently than expected." Please disclose in

Principal Investment Strategies the catalysts the Fund anticipates occurring and how they impact the Fund's investment decisions.

20. Please disclose the risks associated with the concentrated nature of the Fund's portfolio.

21. On page 12, in *Disrupter Risk*, the disclosure states that the Fund "will invest in disruptive technologies *or companies applying such technologies* [emphasis added]," and that "[i]n some cases, it may invest at early and perhaps speculative stages of development…." Will the Fund invest in early-stage companies, such as pre-revenue, pre-IPO or those funded by venture capital? If so, please disclose so in *Principal Investment Strategies* and disclose the risks associated with investment in these types of companies and early stage companies in general.

Neuberger Berman Next Generation Connected Consumer ETF

Principal Investment Strategies

22. On page 19, the disclosure in the second full paragraph describes the "bottom-up securities analysis" the Portfolio Managers use "in an effort to identify those NextGen Consumer companies…that they believe are well-positioned to benefit from new business models, products or services related to the NextGen Consumer." However, it is unclear how you determine a company is well positioned or has "significant growth potential … related to connectivity-based consumerism." Please disclose how the Fund determines a company is a NextGen Consumer company and describe the analyses, data, and/or research the Portfolio Managers will consider to support investment decisions, as well as any portfolio construction parameters the Fund anticipates using.

Principal Investment Risks

23. On page 22, the disclosure in the risk factor *Next Generation Connectivity and Emerging Technologies Investment Risk* is essentially strategy and should be disclosed in *Principal Investment Strategies*. Please disclose here the risks associated with investing with a Generation Y/Z focus and in emerging technologies, including those associated with 5G.

In addition, the disclosure in this risk factor states "…the Fund's holdings will include equity securities of operating companies that focus on or have exposure to a wide variety of industries," and also that "The economic fortunes of the companies held by the Fund will be significantly tied to next generation connectivity technologies." Please either reconcile these disclosures which seem inconsistent, or otherwise clarify their meaning and the nature of the Fund's investments.

Descriptions of Certain Practices and Security Types

24. Please review the requirements of Item 9 and revise as needed to state the Funds' investment objectives and to describe how the Funds intend to achieve the objectives.

Information about Additional Risks and Other Practices

25. On page 38, the disclosure states "A Fund may change its goal without shareholder approval, although none currently intend to do so." If the Fund will provide shareholders notice of this change, please disclose so.

Management of the Funds

26. At the bottom of page 38, the disclosure states "A discussion regarding the basis for the approval of the Funds' investment advisory agreements will be available in the Funds' initial shareholder report." Please specify the Fund's annual or semi-annual report to shareholders and provide the period of the report. *See*, Item 10(a)(1)(iii).

Distribution Plan

27. Please confirm to us the Funds will not impose 12b-1 fees for at least one year following effectiveness of the Registration Statement. If 12b-1 fees will be imposed within the year, please include a separate line item indicating the 12b-1 fees in the relevant Fund's fee table.

Appendix–Related Performance Information of Similar Accounts (page 47)

28. Please confirm to us that the Composite includes all similar accounts to the Fund.

29. Please confirm that performance of the Composite is presented net of all actual fees and expenses on the accounts, including sales loads.

30. Please represent to us that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Statement of Additional Information

31. In the fifth paragraph on page 1, the disclosure states "The Trust reserves the right to permit or require that creations and redemptions of Shares be effected entirely in cash." If creation units are purchased or redeemed primarily with cash, please disclose in the prospectus that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs, including brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. Please also disclose these costs could be imposed on the Fund, and to the extent they are not offset by a transaction fee payable by an authorized participant, could decrease the Fund's net asset value.

32. On page 3, in *Investment Policies and Limitations*, the disclosure in each Fund's policy on *Industry Concentration* states that the concentration limitation does not apply to

securities of other investment companies. Please note that the Fund and the Manager may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund's compliance with its concentration policies.

33. On page 4, disclosure (in brackets) states:

> For purposes of the limitation on commodities, the restriction does not prevent a Fund from investing in a wholly owned subsidiary, thereby gaining exposure to the investment returns of commodities markets within the limitations of federal income tax requirements, or from investing in commodity-linked derivative instruments.

Regarding this disclosure, please inform us if the Funds anticipate investing in a wholly-owned subsidiary considered to be a controlled foreign corporation. If so, we will have further comments. In addition, regarding any investment in commodity-linked derivative instruments, please confirm to us the Funds will not invest in any crypto currency, including Bitcoin, or any instruments providing exposure to a crypto currency.

34. On page 107, in *Acceptance of Orders for, and Issuance of, Creation Units,* please delete the statement that "the Fund reserves the absolute right to reject or revoke acceptance of a creation order, including if…(iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund;… [and] (vi) acceptance of a Fund Deposit would, in the discretion of the Fund or NBIA, have an adverse effect on the Fund or the rights of Beneficial Owners." We recognize that this disclosure may be derived from statements related to exemptive relief obtained by Trust. However, in connection with the recent adoption of rule 6c-11, the Commission stated its belief that "an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF's portfolio holdings are traded are closed for a limited period of time." *See, Exchange-Traded Funds*, Release No. 33-10515, at pp.67-68 (June 28, 2018).

*   *   *   *   *   *   *   *

Please respond to our comments above in an amendment to the Registration Statement. Where no change will be made in response to a comment, please note that in a cover letter or separate correspondence and briefly state the basis for your position.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the Registration Statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the Registration Statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

/x/ Karen Rossotto

Karen Rossotto
Senior Counsel

cc: Stacy L. Fuller, Esq. and Lori L. Schneider, Esq., K&L Gates LLP
      Jay Williamson, Securities and Exchange Commission